

February 24, 2009

<u>**Via Facsimile and U.S. Mail**</u>
Mr. Pat Maloney
Bell, Boyd & Lloyd, LLP
70 W. Madison Street, Suite 3100
Chicago, IL 60602

Re: Tier Technologies, Inc.
    Definitive Additional Soliciting Materials filed on February 18, 2009 by
    Discovery Equity Partners, L.P., Discovery Group I, LLC, Daniel J. Donoghue and
    Michael R. Murphy
    File No. 1-33475

Dear Mr. Maloney:

    We have reviewed the filing listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Exhibit 1</u>

<u>Section III- Tier Governance Crisis</u>

1.   We note the data presented regarding Tier's comparable stock performance since its initial public offering. We refer you to data presented in the definitive additional soliciting materials filed by the company on February 17, 2009 which sets forth data regarding Tier's comparable stock performance. While the company's data shows that Tier's stock outperformed the market, your data shows that Tier's stock has under

performed as compared to comparable companies since its IPO.   Please provide support for your findings given this discrepancy. Supplementally advise us of the peer group used in the comparison and any other significant variables that factored into the comparative analyses.

2.   Please supplementally provide us with support for the data on valuation multiples and analyses that are outlined in this section. Where the basis of support are other documents, such as analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. In addition, advise us what consideration, if any, has been given to adhering to the disclosure standards enunciated in Exchange Act Release No. 16833 (May 23, 1980).

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor
Office of Mergers and Acquisitions